Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO PRESENT AT CANACCORD ADAMS 29th ANNUAL
GLOBAL GROWTH CONFERENCE

LAVAL, Québec (July 30, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that James R. Howard-Tripp, Chief Executive Officer of the Company, will present at the Canaccord Adams 29th Annual Global Growth Conference at the InterContinental Boston, on Tuesday, August 11, 2009 at 3:30 p.m. ET.

Interested parties may access the live webcast for this presentation by visiting the “Events” section of the homepage of the Company’s website at www.labopharm.com. Please connect at least 15 minutes prior to the presentation to ensure adequate time for any software download that may be required to join the webcast.  An audio archive of the presentation will be available for 30 days.

About Labopharm Inc.
Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

For more information, please contact:
At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com